BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Operations

(unaudited)

	For the three months ended		For the nine months ended
Thousands of US dollars (except earnings per share and	September 30		September 30
shares outstanding)	2013	2012	2013	2012

Revenue from the sale of gold	$36,876	$30,170	$111,105	$84,415

Operating expenses
Direct operating costs	17,497	13,871	55,438	42,345
Depreciation and amortization	10,674	6,323	28,982	18,356
Corporate administration	2,716	4,072	7,866	9,644
Total operating expenses	30,887	24,266	92,286	70,345
Income from mining operations	5,989	5,904	18,819	14,070
Impairment of assets held for sale (Note 5)	(2,634)	-	(2,634)	-
Impairment of mineral property	-	(5,695)	-	(5,695)
Income from operations	3,355	209	16,185	8,375
Other income (expenses)
Unrealized (losses) gains on derivative liabilities, net (Note 8)	(197)	1,356	1,987	5,775
Renunciation of flow-through shares	281	495	1,437	1,694
Finance income	80	60	198	181
Gain on termination of option agreement	-	6,736	-	1,849
Gain on sale of notes receivable	-	2,347	-	2,347
Finance costs	(2,462)	(1,369)	(7,503)	(3,825)
Unrealized loss on derivative asset (Note 7)	(676)	-	(3,603)	-
Equity loss in investment in associate	-	(31)	-	(163)
Foreign exchange (loss) gain and other (Note 16)	(655)	(1,203)	1,089	(1,696)
(Loss) income before income taxes	(274)	8,600	9,790	14,537
Income tax (expense) recovery	(85)	124	(1,149)	123
Net (loss) income attributable to shareholders	$(359)	$8,724	$8,641	$14,660

(Loss) earnings per share (Note 11)
Basic	$(0.00)	$0.04	$0.04	$0.07
Diluted	$(0.00)	$0.04	$0.04	$0.07

Weighted average shares outstanding (Note 11)
Basic	231,891,918	217,361,055	231,776,847	213,006,251
Diluted	231,891,918	217,508,629	231,776,847	213,276,106

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on November 12, 2013

“David W. Peat”	“Wade K. Dawe”

Director	Director

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
Thousands of US dollars	2013	2012	2013	2012

Net (loss) income attributable to shareholders	$(359)	$8,724	$8,641	$14,660
Other comprehensive loss
Items that may be reclassified subsequently to net income:
Unrealized gain (loss) on available-for-sale investment	175	61	(59)	61
Total comprehensive (loss) income attributable to shareholders	$(184)	$8,785	$8,582	$14,721

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Thousands of US dollars	September 30 2013	December 31 2012
Assets
Current assets
Cash	$21,108	$29,807
Accounts receivable	1,226	1,927
Prepaids	1,136	674
Inventories (Note 3)	10,085	10,862
Investment	466	543
Assets held for sale (Note 5)	1,435	4,062
Total current assets	35,456	47,875
Inventories (Note 3)	7,953	8,367
Derivative asset (Note 7)	-	3,767
Property, plant and equipment (Note 4)	345,497	340,875
Restricted cash	19,901	20,395
Total assets	$408,807	$421,279

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$14,449	$21,071
Deferred revenue	3,665	3,550
Current portion of long-term debt (Note 6)	16,153	17,097
Total current liabilities	34,267	41,718
Accrued long-term liabilities	1,219	1,680
Derivative liabilities (Note 8)	5,598	9,725
Deferred revenue	22,555	25,715
Long-term debt (Note 6)	66,800	76,098
Accrued site closure costs (Note 9)	23,880	24,152
Deferred tax liability	10,716	9,567
Total liabilities	165,035	188,655
Shareholders’ Equity
Common shares (Note 10)	398,079	397,616
Equity reserve	59,329	57,226
Warrant reserve	13,733	13,733
Investment revaluation reserve	123	182
Accumulated deficit	(227,492)	(236,133)
Total shareholders’ equity	243,772	232,624
Total liabilities and shareholders’ equity	$408,807	$421,279

Commitments and contingencies (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(unaudited)

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Investment Revaluation Reserve	Accumulated Deficit	Total Shareholders’ Equity

Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$-	$(255,062)	$182,525
Shares issued for cash	15,790	13,853	-	-	-	-	13,853
Shares issued under agreement	25	23	-	-	-	-	23
Stock options exercised	18	12	-	-	-	-	12
Shares issued under employee purchase plan	32	32	-	-	-	-	32
Shares issued for deferred share units	260	272	-	-	-	-	272
Share-based compensation	-	-	3,727	-	-	-	3,727
Unrealized gain on investment	-	-	-	-	61	-	61
Net income attributable to shareholders	-	-	-	-	-	14,660	14,660
Balance, September 30, 2012	217,644	$385,457	$56,316	$13,733	$61	$(240,402)	$215,165

Balance, December 31, 2012	231,360	$397,616	$57,226	$13,733	$182	$(236,133)	$232,624
Shares issued for deferred share units	100	94	-	-	-	-	94
Shares issued under employee purchase plan	640	369	-	-	-	-	369
Share-based compensation	-	-	2,103	-	-	-	2,103
Unrealized loss on investment	-	-	-	-	(59)	-	(59)
Net income attributable to shareholders	-	-	-	-	-	8,641	8,641
Balance, September 30, 2013	232,100	$398,079	$59,329	$13,733	$123	$(227,492)	$243,772

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
Thousands of US dollars	2013	2012	2013	2012
Operating activities
Net (loss) income attributable to shareholders	$(359)	$8,724	$8,641	$14,660
Non-cash items:
Depreciation and amortization	10,674	6,323	28,982	18,356
Share-based compensation	599	1,261	2,103	3,727
Finance costs	2,462	2,182	7,503	6,263
Capitalized borrowing costs	-	(813)	-	(2,438)
Gain on termination of option agreement	-	(6,736)	-	(1,849)
Impairment of assets held for sale	2,634	-	2,634	-
Impairment of mineral property	-	5,695	-	5,695
Gain on sale of notes receivable	-	(2,347)	-	(2,347)
Unrealized losses (gains) on derivative liabilities	197	(1,356)	(1,987)	(5,775)
Unrealized loss on derivative asset	676	-	3,603	-
Renunciation of flow-through shares	(281)	(495)	(1,437)	(1,694)
Income tax expense (recovery)	85	(124)	1,149	(123)
Equity loss in investment in associate	-	31	-	163
Inventory impairment included in direct operating costs	-	-	1,827	-
Other	9	176	893	532
Net change in non-cash operating working capital (Note 12)	(1,525)	(8,332)	(8,006)	(13,519)
Net cash provided by operating activities	15,171	4,189	45,905	21,651

Investing activities
Additions to property, plant and equipment	(7,159)	(12,972)	(24,216)	(41,072)
Additions to exploration and evaluation assets	(2,258)	(2,203)	(9,797)	(7,887)
Disposals of property, plant and equipment	-	-	-	366
Increase in bonding deposit	(21)	-	(209)	-
Net cash used in investing activities	(9,438)	(15,175)	(34,222)	(48,593)

Financing activities
Proceeds from issuance of shares	-	-	-	13,853
Proceeds on sale of notes receivable	-	5,787	-	5,787
Proceeds from lease financing	-	-	-	15,002
Proceeds from issuance of shares under employee purchase plan	68	18	210	18
Proceeds from exercise of warrants and options	-	13	-	13
Interest paid on debt	(1,798)	(1,368)	(5,622)	(3,926)
Repayment of debt	(4,854)	(3,192)	(13,042)	(7,887)
Net cash (used in) provided by financing activities	(6,584)	1,258	(18,454)	22,860

Effect of exchange rate changes on cash	1,029	1,480	(1,928)	1,607

Increase (decrease) in cash	178	(8,248)	(8,699)	(2,475)
Cash, beginning of period	20,930	24,595	29,807	18,822
Cash, end of period	$21,108	$16,347	$21,108	$16,347

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE MKT Equities Exchange (NYSE MKT: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5.

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements (“Interim Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in US Dollars (“USD”). These Interim Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the Interim Financial Statements, the same accounting principles and methods of computation have been applied as in the financial statements on December 31, 2012 and for the year then ended, except for the accounting policy changes noted below. The Interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

These Interim Financial Statements have been prepared using the historical cost basis, except for certain financial instruments as described in Note 13.

Changes in Accounting Policies

The Company has adopted the following new standards effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns. The Company conducted a review of the new standard and determined that the adoption of IFRS 10 did not result in any change to the Interim Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. The Company conducted a review of the new standard and determined that the adoption of IFRS 11 did not result in any change to the Interim Financial Statements.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The Company conducted a review of the new standard and determined that the adoption of IFRS 12 did not result in any change to the Interim Financial Statements.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. The Company conducted a review of the new standard and determined that the adoption of IFRS 13 resulted in additional disclosure around fair value measurement which has been included in the Interim Financial Statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. The Company conducted a review of the new standard and determined that the adoption of IFRIC 20 did not result in any change to the Interim Financial Statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. As part of the limited amendments to IFRS 9, the IASB tentatively decided to defer the mandatory effective date of IFRS 9 that the mandatory effective date should be left open. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures (“IFRS 7”) which outlines that, with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

3.	INVENTORIES

Inventories consist of:

	September 30	December 31
	2013	2012
Current portion of inventory
Doré	$787	$893
In-circuit gold	3,391	4,232
Stockpiled ore	3,387	3,027
Material and supplies	2,520	2,710
	10,085	10,862
Long-term stockpiled ore	7,953	8,367
	$18,038	$19,229

For the three and nine months ending September 30, 2013, the cost of inventories recognized as an expense in the Statement of Operations is $28.2 million and $84.4 million (September 30, 2012 - $20.2 million and $60.7 million), respectively. For the three and nine month periods ended September 30, 2013, the Company recorded net realizable value adjustments of $nil and $2.9 million (September 30, 2012 – $nil and $nil), respectively. For the three and nine month periods ending September 30, 2013, the Company recorded reversals of write-downs of $0.2 million and $0.2 million (September 30, 2012 – $1.1 million and $0.1 million), respectively.

All elements of inventory are valued at the lower of cost or net realizable value. The cost of stockpiled ore, in-circuit gold inventory and Doré inventory includes direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents the value that can be realized upon sale of the inventory, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpile quantities, in-circuit process volumes, gold grades and recoveries and the price per ounce of gold.

The net realizable value for in-circuit gold inventory, Doré and short term stockpiled ore is determined based on prevailing gold prices. The net realizable value for long-term stockpiled ore is determined based on the Company’s estimate for future gold prices. The Company has determined the net realizable value of the long-term stockpiled ore based on an estimate of the future gold price of $1,300 (December 31, 2012 – $1,400) per ounce. The net realizable value adjustment recorded for the three month and nine month periods ended September 30, 2013 is a result of the estimated cost of the long term stockpiled ore exceeding the Company’s estimate of the net realizable value of this inventory.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

4.	PROPERTY, PLANT AND EQUIPMENT

Plant, property and equipment consist of:

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Cost
As at December 31, 2012	$201,956	$62,785	$119,235	$32,928	$416,904
Additions	22,846	-	3,062	9,931	35,839
Disposals	-	(989)	(669)	-	(1,658)
As at September 30, 2013	$224,802	$61,796	$121,628	$42,859	$451,085

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Accumulated depreciation and impairment
As at December 31, 2012	$36,180	$6,029	$33,820	$-	$76,029
Depreciation	19,342	-	11,113	-	30,455
Disposals	-	(335)	(561)	-	(896)
As at September 30, 2013	$55,522	$5,694	$44,372	$-	$105,588

	Mining properties		Property, plant	Evaluation and
	Depreciable	Non-depreciable	and equipment	exploration assets	Total
Carrying amount
As at December 31, 2012	$165,776	$56,756	$85,415	$32,928	$340,875
As at September 30, 2013	$169,280	$56,102	$77,256	$42,859	$345,497

During the three and nine month periods ended September 30, 2013, the Company capitalized borrowing costs of $nil and $nil (September 30, 2012 - $0.8 million and $2.4 million), respectively. The applicable capitalization rate for the three and nine month periods ended September 30, 2012 was 11.5%.

The carrying value of property, plant, and equipment under finance leases at September 30, 2013 was $35.4 million (December 31, 2012 - $38.6 million).

The Company has made commitments to acquire property, plant and equipment totalling $14.1 million at September 30, 2013 (December 31, 2012 - $14.1 million).

The Company reviews the carrying values of its long-term assets when indicators of impairment exist which may indicate that the carrying values may be impaired. Impairment assessments are conducted at the cash-generating unit (“CGU”) level. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by the Company in the determination of a CGU’s fair value include recoverable ounces of gold, future gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

During the second quarter, the Company identified two impairment indicators. Firstly, the trading price of the Company’s shares declined such that the Company’s market capitalization was below the carrying value of net assets. Secondly, market prices of gold declined significantly. As a result, an impairment assessment on the Black Fox CGU was performed.

The fair value of the Black Fox CGU was determined using the Fair Value Less Costs to Sell (FVLCS) approach, using discounted cash flows. The FVLCS assessment was based on assumptions regarding total estimated production, future operating costs, future metal prices and discount rate. The estimates of future production are based on the production profile in the life of mine plan, which includes production from exploration targets which do not currently qualify for inclusion in proven or probable ore reserves, but where there is supporting evidence in the economic extraction of minerals. Future operating costs assumptions are based on actual results to date and future budgeted amounts. Future revenues are projected using broker average forecast gold prices. Cash flows are discounted to a present value, using a pre-tax discount rate equal to the Company’s weighted average costs of capital which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

The Company concluded that an impairment charge was not required as a result of the impairment testing performed in the second quarter, as the FVLCS was greater than the carrying value. The Company concluded that an impairment test was not required as no new impairment indicators were identified as at September 30, 2013. The Company will perform its annual impairment testing for all CGU’s during the fourth quarter.

5.	ASSETS HELD FOR SALE

Assets held for sale are measured at the lower of carrying value and fair value less costs to sell. The carrying value of Assets held for sale is examined at the end of each reporting period. As at September 30, 2013, the Company recorded an impairment charge of $2.6 million in the Statement of Operations to reflect the amount by which the carrying value of the Assets held for sale exceeded the fair value as determined by the consideration to be received in exchange for these assets.

6.	LONG-TERM DEBT

The long term debt is as follows:

	September 30	December 31
	2013	2012
Senior unsecured convertible debentures	$39,067	$36,518
Senior secured notes	23,606	27,527
Finance lease liabilities	20,280	29,150
Total debt	$82,953	$93,195

Current	$16,153	$17,097
Non-current	66,800	76,098
Total debt	$82,953	$93,195

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

7.	DERIVATIVE ASSET

The Senior Secured Notes (the “Notes”) contain an early redemption feature which allows them to be redeemed by the Company at any time at a principal redemption factor of 105% prior to January 1, 2014 or 103% between January 1, 2014 and October 31, 2015, plus accrued and unpaid interest. The early redemption feature is considered to be an embedded derivative as the prepayment option is not closely related to the host debt contract.

The fair value of the early redemption feature was determined using a valuation methodology which estimated the benefit the Company would realize if the feature was exercised, using level 3 inputs. For the three and nine month periods ending September 30, 2013, the Company recorded unrealized losses of $0.7 million and $3.6 million (September 30, 2012 – $nil and $nil), respectively, in the Statement of Operations.

8.	Derivative liabilities

The derivative liabilities are as follows:

	September 30	December 31
	2013	2012
Convertible debenture conversion option	$734	$2,554
Warrant liabilities	1,301	1,592
Commodity linked interest liability	3,563	5,579
	$5,598	$9,725

The unrealized gains (losses) associated with the derivative liabilities recorded in the Statements of Operations are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Convertible debenture conversion option	$(168)	$753	$1,820	$2,679
Warrant liabilities	(27)	603	291	3,096
Commodity linked interest liability	(2)	-	(124)	-
	$(197)	$1,356	$1,987	$5,775

Convertible debenture conversion option

The conversion option provided to the holders of the Senior unsecured convertible debentures (“the Debentures”) is a derivative liability. The conversion option is re-measured at fair value through the Statement of Operations at the end of each reporting period.

The following are the assumptions used in calculating the fair value of the conversion option:

	September 30, 2013	September 30, 2012
Discount rate	0.63%	0.62%
Expected life	2.50	3.50
Expected volatility	60%	58%
Exercise price	$2.45	$2.45
Stock price	$0.62	$0.99

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the conversion option.

Warrant liabilities

The Company has issued publicly traded warrants with exercise prices denominated in a currency other than the Company’s functional currency. These are considered to be equity linked financial instruments and therefore are classified as derivative liabilities. The fair value of the warrant liabilities is determined using the quoted market value of these securities. Gains or losses resulting from the change in the quoted market value are recognized in the Statement of Operations each reporting period.

The following are the assumptions used in calculating the fair value of the warrant liabilities:

	September 30, 2013	September 30, 2012
BRD.WT	$0.10	$0.32
BRD.WT.A	$0.095	$0.23
BRD.WT conversion factor	1 to 1.36855	1 to 1.36855

Commodity linked interest liability

The interest rate payable under the terms of the Notes is linked to a commodity price and is therefore considered to be a derivative liability. The fair value of the derivative liability is calculated using a valuation methodology. Gains and losses relating to changes in the fair value of the derivative liability are recorded in the Statement of Operations at the end of each reporting period.

The following are the assumptions used in calculating the fair value of the commodity linked interest liability:

	September 30, 2013	September 30, 2012
Discount rate	1.21%	-
Foreign exchange rate ($USD / $CDN)	1 = 1	-
Average gold price – 2013 (per ounce)	$1,350	-
Average gold price – 2014 (per ounce)	$1,450	-
Average gold price – 2015 (per ounce)	$1,440	-

9.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	September 30	December 31
	2013	2012
Balance, beginning of period	$24,152	$19,570
Accretion	352	398
Change in estimates	207	3,767
Foreign exchange	(831)	417
Balance, end of period	$23,880	$24,152

As of September 30, 2013, the undiscounted obligations, adjusted for inflation, associated with the site closure costs relating to the Black Fox Mine and Mill and advanced exploration projects are $28.2 million (December 31, 2012 - $28.8 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2012 - 2%).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

10.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of shares	Amount
Outstanding, December 31, 2012	231,359,942	$397,616
Shares issued for deferred share units	100,000	94
Shares issued under employee purchase plan	639,565	369
Outstanding, September 30, 2013	232,099,507	$398,079

b)	Warrants

The following table reconciles the warrants outstanding at the beginning and end of the respective periods:

	September 30, 2013		December 31, 2012
	Number of warrants	Weighted average exercise price (Cdn$)	Number of warrants	Weighted average exercise price (Cdn$)
Balance, beginning of period	22,595,345	$1.84	30,878,267	$1.66
Exercised	-	-	(5,326,782)	0.88
Expired	(6,709,028)	1.01	(2,956,140)	1.67
Balance, end of period	15,886,317	$2.19	22,595,345	$1.84

There were no warrants issued during the three and nine month periods ended September 30, 2013 (December 31, 2012 – nil). The weighted average exercise price of the warrants outstanding at September 30, 2013 was Cdn$ 2.19 (December 31, 2012 - Cdn$ 1.84).

The following table summarizes information relating to warrants outstanding as at September 30, 2013:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
June 25, 2010	7,121,592	$2.19	November 19, 2014
October 19, 2010	8,764,725	2.19	November 19, 2014
	15,886,317	$2.19

c)	Stock Option Plan

The following table reconciles the stock options outstanding at the beginning and end of the respective periods:

	September 30, 2013		December 31, 2012
	Number of options	Weighted average exercise price (Cdn$)	Number of options	Weighted average exercise price (Cdn$)
Balance, beginning of period	16,945,275	$1.32	12,745,410	$1.46
Granted	3,956,000	0.96	6,455,000	1.10
Forfeited	(2,235,596)	1.75	(2,237,635)	1.66
Exercised	-	-	(17,500)	0.71
Balance, end of period	18,665,679	$1.19	16,945,275	$1.32

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following are the weighted average assumptions used in calculating the value of the stock options granted:

	September 30, 2013	September 30, 2012
Risk free interest rate	1.4%	1.3%
Expected life	4.5	4.6
Expected volatility	67%	69%
Expected dividend per share	$0.00	$0.00
Weighted average fair value	$0.53	$0.61

Expected volatility is based on the historical share price volatility over a period of time equivalent to the expected life of the grant.

The following table summarizes information relating to outstanding and exercisable stock options at September 30, 2013:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price (Cdn$)	Number of options exercisable	Weighted average exercise price (Cdn$)
$0.50 - $1.00	3.5	6,218,201	$0.90	1,627,210	$0.81
$1.01 - $1.50	2.2	8,713,136	1.20	5,963,503	1.20
$1.51 - $2.00	2.2	3,520,104	1.59	2,806,790	1.59
$2.01 - $2.50	2.6	130,000	2.29	130,000	2.29
$2.51+	2.1	84,238	2.71	84,238	2.71
	2.6	18,665,679	$1.19	10,611,741	$1.27

At September 30, 2013, the intrinsic value of the stock options outstanding was $nil (September 30, 2012 - $0.4 million), and the intrinsic value of the stock options that were exercisable was $nil (September 30, 2012 - $0.2 million).

d)	Deferred Share Unit Plan

During the three and nine month periods ended September 30, 2013, the Company granted nil and 840,000 deferred share units (September 30, 2012 – 1,320,000 and 1,320,000). At September 30, 2013, the carrying amount of deferred share units included in liabilities was $0.6 million (December 31, 2012 – $0.3 million). Total deferred share unit compensation expense recognized in the Statement of Operations for the three and nine month periods ended September 30, 2013 was $0.2 million and $0.4 million, respectively (September 30, 2012 - $0.4 million and $0.4 million).

e)	Share-based Compensation Expense

The total share-based compensation expense recognized in the Statement of Operations for the three and nine month periods ended September 30, 2013 was $0.6 million and $2.1 million, respectively (September 30, 2012 - $1.2 million and $3.7 million).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

11.	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is based on the assumption that stock options, warrants and common share equivalents, which have an exercise price less than the average market price of the Company’s common shares during the period, have been exercised on the later of the beginning of the period and the date granted.

The following table reconciles the basic weighted average shares outstanding to the diluted weighted average shares outstanding:

	Three months ended		Nine months ended
		September 30		September 30
	2013	2012	2013	2012
Net (loss) income attributable to shareholders	$(359)	$8,724	$8,641	$14,660
Basic weighted average shares outstanding	231,891,918	217,361,055	231,776,847	213,006,251
Dilutive securities:
Options	-	147,574	-	198,057
Warrants	-	-	-	71,798
Diluted weighted average shares outstanding	231,891,918	217,508,629	231,776,847	213,276,106
Basic (loss) earnings per share	$(0.00)	$0.04	$0.04	$0.07
Diluted (loss) earnings per share	$(0.00)	$0.04	$0.04	$0.07

The following items were excluded from the computation of diluted weighted average shares outstanding for the respective three and nine month periods ended September 30, 2013 and 2012 because their effect would have been anti-dilutive:

	Three months ended		Nine months ended
		September 30		September 30
	2013	2012	2013	2012
Options	18,665,679	14,641,199	18,665,679	14,641,199
Warrants	15,886,317	29,636,168	15,886,317	24,309,386
Convertible debentures	20,408,163	20,408,163	20,408,163	20,408,163

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	Three months ended		Nine months ended
		September 30		September 30
	2013	2012	2013	2012
Accounts receivable	$(73)	$280	$636	$352
Prepaids	(707)	(611)	(465)	130
Inventories	1,263	(1,464)	(733)	(3,183)
Accounts payable and accrued liabilities	(860)	(5,232)	(4,399)	(7,109)
Deferred revenue	(1,148)	(1,305)	(3,045)	(3,709)
	$(1,525)	$(8,332)	$(8,006)	$(13,519)

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Non-cash transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	Three months ended		Nine months ended
		September 30		September 30
	2013	2012	2013	2012
Capitalized depreciation	$726	$724	$1,519	$2,208
Shares issued	-	-	-	23
Equipment purchases under finance lease	-	1,047	797	3,981

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash as follows:

	September 30	December 31
	2013	2012
Shareholders’ equity	$243,772	$232,624
Current and long-term debt	82,953	93,195
	326,725	325,819
Less: cash	(21,108)	(29,807)
	$305,617	$296,012

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the nine month period ended September 30, 2013.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a comparison of the carrying amounts and fair value of the Company’s financial instruments:

	September 30, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash	$21,108	$21,108	$29,807	$29,807
Accounts receivable	1,226	1,226	1,927	1,927
Investment	466	466	543	543
Derivative asset	-	-	3,767	3,767
Restricted cash	19,901	19,901	20,395	20,395

Financial Liabilities
Accounts payable and accrued liabilities	15,668	15,668	22,751	22,751
Derivative liabilities
Convertible debenture conversion option	734	734	2,554	2,554
Warrant liabilities	1,301	1,301	1,592	1,592
Commodity linked interest liability	3,563	3,563	5,579	5,579
Long-term debt	82,953	87,582	93,195	103,906

The fair value disclosure of long-term debt is determined based on observable inputs categorized within level 1 and level 2 of the fair value hierarchy, such as quoted market prices and interest rates inherent in the debt.

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk, and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company.

The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash, restricted cash, and accounts receivable. Cash and restricted cash are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity. There are no material financial assets that the Company considers to be past due.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has not recorded an impairment on any of the Company’s financial assets during the three and nine month periods ended September 30, 2013.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing.

Accounts payables and accrued liabilities are paid in the normal course of business generally according to their terms.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities. The amounts included in this table may or may not result in an actual obligation of the Company as the requirement for the Company to settle certain of these amounts may, in some cases, be contingent on the occurrence of certain events that may or may not transpire:

						December 31,
	Payments due by period as of September 30, 2013					2012
	Within 1 year	2-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$14,449	$1,197	$22	$-	$15,668	$22,751
Long-term debt (principal and interest repayments)	23,322	83,860	1,651	-	108,833	128,926
Derivative liabilities	2,046	3,552	-	-	5,598	9,725
Operating lease obligations	476	682	581	-	1,739	1,359
Contractual commitments	14,091	-	-	-	14,091	14,118
	$54,384	$89,291	$2,254	$-	$145,929	$176,879

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

g)	Currency Risk

The Company is exposed to currency risk on its Canadian dollar cash, accounts receivable, restricted cash, accounts payable and accrued liabilities, accrued site closure costs, current and long-term debt, in addition to its direct operating costs. For the three and nine month periods ended September 30, 2013, the sensitivity of the Company’s net income due to a 10% change in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $0.5 million and $0.9 million, respectively (September 30, 2012 - $0.6 million and $1.9 million).

h)	Interest Rate Risk

All of the Company’s debt obligations are fixed and therefore the Company is not exposured to changes in market interest rates. As of September 30, 2013, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at a fixed annual rate of 6.5%, equipment finance leases, as well as the Notes bearing interest between 9% and 14% depending on the gold price. The weighted average interest rates paid by the Company on its outstanding borrowings during the three and nine month periods ended September 30, 2013 were 7.2% and 7.1%, respectively (September 30, 2012 – 6.6% and 6.6%). The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

For the three and nine month periods ended September 30, 2013, a 100 basis point increase or decrease in interest rates would have impacted net earnings by $nil and $nil, respectively (September 30, 2012 - $nil and $nil).

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts. During the three and nine month periods ended September 30, 2013, a 10% increase or decrease in the price of gold would have resulted in a $3.5 million and $10.5 million increase or decrease in the Company’s pre-tax earnings, respectively (September 30, 2012 - $2.8 million and $7.8 million).

The Company also has the Notes which bear interest between 9% and 14% depending on the price of gold. For the three and nine month periods ended September 30, 2013, the sensitivity of the Company’s interest expense related to the Notes due to changes in the gold price from under $1,800 per ounce to over $2,500 per ounce would have impacted net income by $0.3 million and $1.1 million, respectively (September 30, 2012 - $nil and $nil).

j)	Fair Value Measurements Recognized in the Statements of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

At September 30, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Statements of Financial Position at fair value are categorized as follows:

	September 30, 2013
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Investment	$466	$-	$-
Total	$466	$-	$-
Financial Liabilities
Warrant liabilities	$1,301	$-	$-
Commodity linked interest liability	-	3,563	-
Convertible debenture conversion option	-	734	-
Total	$1,301	$4,297	$-

	September 30, 2012
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Investment	$427	$-	$-
Financial Liabilities
Warrant liabilities	$3,589	$-	$-
Convertible debenture conversion option	-	3,680	-
Total	$3,589	$3,680	$-

There were no transfers between levels during the period. During the three and nine month periods ended September 30, 2013, gains of $0.2 million and a loss of $0.1 million have been recognized in other comprehensive income related to the Level 1, 2 or 3 financial instruments, respectively (September 30, 2012 – gains of $0.1 million and $0.1 million).

The following table is a reconciliation of the level 3 fair value measurements of financial assets:

	September 30	December 31
	2013	2012
Balance, beginning of period	$3,767	$-
Fair value on initial recognition	-	4,156
Foreign exchange	(164)	-
Losses included in statement of operations	(3,603)	(389)
Balance, end of period	$-	$3,767

14.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields project in Canada and other exploration properties in Mexico and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is the Black Fox Mine, which is located in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company is not economically dependent on any customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide. The following are the operating results by segment:

	Three months ended September 30, 2013
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$36,876	$-	$-	$-	$36,876
Direct operating costs	17,497	-	-	-	17,497
Depreciation and amortization	10,668	-	-	6	10,674
Corporate administration	-	-	-	2,716	2,716
Segment income (loss) from mining operations	8,711	-	-	(2,722)	5,989
Impairment of assets held for sale	-	-	(2,634)	-	(2,634)
Segment income (loss) from operations	8,711	-	(2,634)	(2,722)	3,355
Unrealized loss on derivative liabilities	-	-	-	(197)	(197)
Renunciation of flow-through shares	281	-	-	-	281
Finance income	-	-	-	80	80
Finance costs	(470)	-	-	(1,992)	(2,462)
Unrealized loss on derivative asset	-	-	-	(676)	(676)
Foreign exchange (loss) gain and other	(1,589)	-	-	934	(655)
Income (loss) before income taxes	$6,933	$-	$(2,634)	$(4,573)	$(274)

Other disclosures
Capital expenditures	$9,371	$36	$10	$-	$9,417

	Nine months ended September 30, 2013
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$111,105	$-	$-	$-	$111,105
Direct operating costs	55,438	-	-	-	55,438
Depreciation and amortization	28,960	-	-	22	28,982
Corporate administration	-	-	-	7,866	7,866
Segment income (loss) from mining operations	26,707	-	-	(7,888)	18,819
Impairment of assets held for sale	-	-	(2,634)	-	(2,634)
Segment income (loss) from operations	26,707	-	(2,634)	(7,888)	16,185
Unrealized gains on derivative liabilities	-	-	-	1,987	1,987
Renunciation of flow-through shares	1,437	-	-	-	1,437
Finance income	-	-	-	198	198
Finance costs	(1,579)	-	-	(5,924)	(7,503)
Unrealized loss on derivative asset	-	-	-	(3,603)	(3,603)
Foreign exchange gain (loss) and other	1,141	-	-	(52)	1,089
Income (loss) before income taxes	$27,706	$-	$(2,634)	$(15,282)	$9,790

Assets	$345,105	$50,003	$8,510	$5,189	$408,807
Liabilities	151,155	8,834	253	4,793	165,035

Other disclosures
Capital expenditures	$33,832	$102	$75	$4	$34,013

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Three months ended September 30, 2012
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$30,170	$-	$-	$-	$30,170
Direct operating costs	13,871	-	-	-	13,871
Depreciation and amortization	6,305	-	-	18	6,323
Corporate administration	-	-	-	4,072	4,072
Segment income (loss) from mining operations	9,994	-	-	(4,090)	5,904
Impairment of mineral property	-	-	(5,695)	-	(5,695)
Segment income (loss) from operations	9,994	-	(5,695)	(4,090)	209
Unrealized gains on derivative liabilities	-	-	-	1,356	1,356
Renunciation of flow-through shares	495	-	-	-	495
Finance income	-	-	-	60	60
Finance costs	(602)	-	-	(767)	(1,369)
Gain on sale of notes receivable	-	-	-	2,347	2,347
Gain on termination of option agreement	-	-	6,736	-	6,736
Equity loss in investment in associate	-	-	(31)	-	(31)
Foreign exchange loss and other	(863)	-	-	(340)	(1,203)
Income (loss) before income taxes	$9,024	$-	$1,010	$(1,434)	$8,600

Other disclosures
Capital expenditures	$15,107	$62	$2	$3	$15,174

	Nine months ended September 30, 2012
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$84,415	$-	$-	$-	$84,415
Direct operating costs	42,345	-	-	-	42,345
Depreciation and amortization	18,308	-	-	48	18,356
Corporate administration	-	-	-	9,644	9,644
Segment income (loss) from mining operations	23,762	-	-	(9,692)	14,070
Impairment of mineral property	-	-	(5,695)	-	(5,695)
Segment income (loss) from operations	23,762	-	(5,695)	(9,692)	8,375
Unrealized gains on derivative liabilities	-	-	-	5,775	5,775
Renunciation of flow-through shares	1,694	-	-	-	1,694
Finance income	-	-	-	181	181
Finance costs	(1,580)	-	-	(2,245)	(3,825)
Gain on sale of notes receivable	-	-	-	2,347	2,347
Gain on termination of option agreement	-	-	1,849	-	1,849
Equity loss in investment in associate	-	-	(163)	-	(163)
Foreign exchange loss and other	(1,239)	-	-	(457)	(1,696)
Income (loss) before income taxes	$22,637	$-	$(4,009)	$(4,091)	$14,537

Assets	$323,598	$49,905	$13,354	$2,420	$389,277
Liabilities	157,896	8,677	1,134	6,405	174,112

Other disclosures
Capital expenditures	$48,800	$149	$5	$5	$48,959

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Geographical Information

	September 30	December 31
Non-current assets	2013	2012
Canada	$337,829	$332,620
Mexico	7,668	8,255
	$345,497	$340,875

Non-current assets for this purpose consist of property, plant and equipment, mining properties, mineral rights and evaluation and exploration assets.

15.	COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2012, whereby it agreed to renounce to investors a total of $10.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2012. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2013 and December 31, 2013.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The current Black Fox reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

As at September 30, 2013, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

16.	HUIZOPA PROPERTY

On May 23, 2013, the Company signed an Amended and Restated Agreement with Cormack Capital Group, LLC (“Cormack”). The Company agreed to waive all payments owing to the Company under the initial agreement dated December 21, 2011 and transfer 100% of the issued share capital of Minera Sol de Oro and Minas de Argonautas, including the interest in the Huizopa Project (collectively, “Huizopa”) to Cormack. The Company retained a 2% Net Smelter Royalty over future production from the Huizopa property and a production bonus of $4.0 million payable over two years from the date commercial production commences. Cormack may reduce the Net Smelter Royalty to 1% by making a $1.0 million payment to the Company. The Company is entitled to 20% of the proceeds of disposal of the Huizopa property, if it is disposed of prior to reaching commercial production.

BRIGUS GOLD CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013

(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

For the three and nine months ending September 30, 2013, the Company has recognized a loss of $0.7 million relating to the disposal of the Huizopa property in the Statement of Operations. The Company did not assign any value to the proceeds receivable upon the disposal of the Huizopa property as the consideration is contingent on the future development and success of the property which cannot be reasonably ascertained at this point.

17.	SUBSEQUENT EVENTS

On October 4, 2013, the Company revised the definitive agreement with Everton Resources Inc (“Everton”) pursuant to which the Company granted Everton the right to acquire 100% of the outstanding shares of Linear Gold Caribe, a wholly-owned subsidiary of the Company. Linear Gold Caribe holds the Company’s interest in the Ampliacion Pueblo Viejo, Ponton and La Cueva Concessions located in the Dominican Republic.

Under the revised agreement the Company will receive $175,000 in cash, 6,000,000 common shares of Everton, a sliding-scale net smelter returns royalty on the equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce, and 2% when the price of gold is above US$1,400 per ounce. Everton will also issue Brigus a promissory note for an amount equal to the greater of CAD$5 million or the value of 5,000,000 common shares of Everton. The promissory note will be payable in cash or in common shares, or a combination of both as mutually agreed to by the parties, upon the completion of either (i) a National Instrument 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum one million ounces of gold equivalent ("AuEq") (at an average grade of 2.5 g/t AuEq or higher for APV and 1.5 g/t AuEq or higher for Ponton and La Cueva) or (ii) the sum of actual gold production from the Concessions plus a National Instrument 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 g/t AuEq or higher for APV and 1.5 g/t AuEq or higher for Ponton and La Cueva) equaling 1 million ounces of AuEq.

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